901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

800.847.4836 ● thrivent.com

April 26, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn: Jaea Hahn and Jeff Long

RE:	Thrivent Mutual Funds Registration Statements on Form N-14

Securities Act File Nos. 333-278297, 333-278298

Thrivent Series Fund, Inc. Registration Statements on Form N-14

Securities Act File Nos. 333-278299, 333-278300

Dear Ms. Hahn and Mr. Long:

Thank you for taking time on April 24, 2024, to provide your comments on the registration statements on Form N-14 (each, a “Registration Statement” and collectively, the “Registration Statements”) relating to the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) as set out in the table below, which were filed with the Securities and Exchange Commission on March 28, 2024.

Registrant	File No.	Acquiring Fund/Portfolio	Target Fund/Portfolio

Thrivent Mutual Funds	333-278297	Thrivent Global Stock Fund	Thrivent Low Volatility Equity Fund
	333-278298	Thrivent Opportunity Income Plus Fund	Thrivent Multidimensional Income Fund

Thrivent Series Fund, Inc.	333-278299	Thrivent Global Stock Portfolio	Thrivent Low Volatility Equity Portfolio
	333-278300	Thrivent Opportunity Income Plus Portfolio	Thrivent Multidimensional Income Portfolio

The Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Unless otherwise specified, the comments and responses apply to each of the Registration Statements. Capitalized terms not defined in this letter have the same meaning as in the Registration Statement.

1.	Comment: Provide disclosure on the percentage of the Target Fund/Portfolio’s assets that will be repositioned in connection with the Reorganization. If material, disclose who will bear the costs.

Response: Disclosure relating to the percentage of Target Fund/Portfolio’s net assets that the Adviser anticipates selling is included in the “Additional Information About the Reorganization – General” and “Additional Information About the Reorganization – Material Federal Income Tax Consequences of the Reorganization” sections of the Prospectus/Proxy Statement. Disclosure relating to the costs of repositioning assets is included in the “Questions and Answers” section and the following sections of the Prospectus/Proxy Statement: “Overview of the Reorganization – Background and Reasons for the Reorganization” and “Additional Information About the Reorganization – Expenses of the Reorganization”.

2.

Comment: In the “Comparison of the Funds/Portfolios” section, compare the risk-return profile of the Target Fund/Portfolio to that of the Acquiring Fund/Portfolio and highlight material differences in the strategies of the Funds/Portfolios as required by Form N-14 Item 3.

Response: The requested disclosure has been added to the Target Fund/Portfolio’s Prospectus/Proxy Statement.

3.

Comment: In the “Comparison of the Funds—Principal Risks” section, clarify in the paragraph preceding the table of principal risks that the level of risk applicable to each Fund/Portfolio should not be determined based on the table alone.

Response: The requested disclosure has been added to the Target Fund/Portfolio’s Prospectus/Proxy Statement.

4.

Comment: In the “Additional Information About the Reorganization – Reasons for the Proposed Reorganization” section, disclose whether the board considered factors that weighed against the proposed Reorganization.

Response: The requested disclosure is included in the “Additional Information About the Reorganization – Reason for the Proposed Reorganization” section.

5.	Comment: Revise the “Voting and Meeting Information – Abstentions and Broker Non-Votes” disclosure since broker non-votes are not applicable to the proposal being submitted to a vote by shareholders.

Response: The requested disclosure has been added to the Target Fund/Portfolio’s Prospectus/Proxy Statement.

6.

Comment: Confirm supplementally that the Target Fund/Portfolio’s repositioning of assets are transactions made in the ordinary course of the Reorganization and not “forced sales” that would require disclosure of supplemental financial information under Rule 6-11 of Regulation S-X.

Response: The Registrants confirm that the repositioning of assets are transactions in the ordinary course of the Reorganization and would not be deemed “forced sales” under Rule 6-11 of Regulation S-X.

7.

Comment: To the extent repositioning the Target Fund/Portfolio’s assets may result in capital gains, include such disclosure in response to the question “Will I have to pay any U.S. federal income taxes as a result of the Reorganization?” in the “Questions and Answers” section.

Response: The requested disclosure has been added where applicable.

If you have any additional comments or questions, please feel free to contact me.

Sincerely,

/s/ John D. Jackson

John D. Jackson

Senior Counsel – Thrivent

Secretary & Chief Legal Officer – Thrivent Mutual Funds, Thrivent Series Fund, Inc.

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